April 22, 2008

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re:                             Southern Copper Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 14, 2008

File No. 1-14066

Dear Mr. Schwall:

On behalf of Southern Copper Corporation (“Southern Copper” or the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit this response to your oral comments of April 22, 2008, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded each response with the text (in bold type) of the oral comments. Southern Copper believes that it has replied to your oral comments relating to the preliminary proxy statement filed March 14, 2008 in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Preliminary Proxy filed March 14, 2008

How Do We Determine Each Element of Cash Compensation?, page 13

•                  The companies that comprise the “comparable companies” in Mexico and Peru;

The salaries provided by the Human Resources consultants from their database are used by us as an indication of  the market salaries prevailing in Peru and Mexico.  In Peru, the consultants provide us with salaries, which they report were paid or offered to potential candidates by mining companies operating in Peru.  The reports of the Human Resources consultants have included in the past salary information from Peruvian companies or their Peruvian subsidiaries, such as the following:  Xtrata Peru, Minera Yanacocha Peru, Compañía de Minas Buenaventura S. A. A., Compañía Minera Atacocha S. A. A., Minera Andina de Exploraciones S. A. A., Minsur S. A., Perubar S. A., Shougang Hierro Peru, S. A. A., and Sociedad Minera Cerro Verde S. A. A.   In Mexico, the consultants have provided us with salaries, which they

SOUTHERN COPPER CORPORATION

11811 N. Tatum Blvd., Suite 2500, Phoenix, AZ 85028, U.S.A.

Phone: (602) 494-5328 - Fax: (602) 494-5317

reported were paid or offered to potential candidates by mining companies operating in Mexico. The reports of the Human Resources consultants have included in the past salary information from Mexican companies or their Mexican subsidiaries, such as the following: Newmont Mining Corporation, Pan American Silver Corporation, Industrias Peñoles, S. A. B. de C. V., Grupo Bacis S. A. de C. V., Mexicoro S. A. de C. V., Minera BHP, and Minera Phelps Dodge de Mexico S. de R. L. de C.V.  The above listing is for illustration purposes only, as the list of companies used by the Human Resources consultants may vary from year to year.  Additionally, we have not made an independent verification of the salary information reported by the Human Resources consultants.  We will revise our proxy statement to incorporate the above information.

•                  The manner in which you utilize “compilations of CEO compensation data” to verify if you are competitive in compensating your CEO.

In response to the Staff’s oral comment, we will revise the reported median base salary for S&P chief executives for 2007 to show the correct figure of $1,030,000 in the proxy statement.

Closing Comments

As requested in your letter, Southern Copper acknowledges the following:

•                  Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

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Should you have any questions about the responses in this letter, kindly contact our general counsel, Armando Ortega, at +52-55-1103-5130.

Very truly yours,

Oscar Gonzalez Rocha